FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Release Dated, September 9, 2004, October 20, 2004, November 16, 2004 and Material Change Dated October 25, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover

            Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: November 25, 2004	By: /s/ “John Parks”
Name

Its: Corporate Secretary
(Title)

 FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Telephone:  604-931-3231

Item 2

Date of Material Change

October 15, 2004

Item 3

News Release

The news release was disseminated on October 20, 2004 through  Market News Wire and Stockwatch.

Item 4

Summary of Material Change

The Company has changed its officers and reconstituted its corporate governance committee.  The Company established an executive committee.

The Company has been named as a respondent in a petition commenced by Robert Blankstein in the Supreme Court of British Columbia

Item 5

Full Description of Material Change

The board of directors of Getty Copper Inc. wishes to announce that its officers have been changed to be as follows:

President – Dr. Jean Jacques Treyvaud
Secretary – John Parks
Chief Financial Officer – Don Willoughby

The board also reports that the Corporate Governance Committee has been reconstituted to consist of Dr. Jean Jacques Treyvaud, Brian Smith and Pat Raleigh .  In addition, the board has established an executive committee consisting of Dr. Jean Jacques Treyvaud, Don Willoughby, Pat Raleigh and John Lepinski.

The Company has been named as a respondent in a petition claiming oppression, amongst other things, commenced by Robert Blankstein in the Supreme  Court of British Columbia against the Company, Pat Raleigh, Don Willoughby, Dr. Jean Jacques Treyvaud and John Lepinski and has been advised by Mr. Blankstein that he intends to apply to the Court for leave to commence a derivative action in the name of the Company against John Lepinski and Robak Industries Inc. in connection with the agreement between the Company and Robak relating to the Getty South Property.

The Company has been advised that Robert Blankstein is requisitioning a meeting of shareholders for the purpose of removing Pat Raleigh, Don Willoughby, Dr. Jean Jacques Treyvaud and John Lepinski as directors and replacing them with independent directors.

Legal advice is being sought with respect to these matters.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact:

DONALD WILLOUGHBY, CHIEF FINANCIAL OFFICER
Telephone:  604-931-3231

Item 9

Date of Report

October 25, 2004

GETTY COPPER INC.

Trading Symbol TSX: GTC

September 9, 2004

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Highland Valley Commences Phase II of 2004 Work Program

Dr. Vic A. Preto, PhD, P.Eng., President, CEO and Director announces that Highland Valley Copper (“HVC”) has informed Getty Copper Inc. (GTC-TSX-VENTURE) “Getty” that Phase II of a planned two phase 2004 exploration program has commenced on the Western Properties, part of Getty’s mineral tenure located in the Highland Valley near Kamloops, British Columbia.

Highland Valley Copper (“HVC”) has approved a Phase II program totaling $770,000. and in addition to the Phase I programs estimated expenditure of $580,000, would meet the $1,350,000. expenditure required to be spent by December 31, 2004 in order for H.V.C. to retain certain rights under the terms of the Memorandum of Understanding, signed December 18, 2003.  The Memorandum of Understanding allows H.V.C. to explore and develop certain mineral claims, in the Highland Valley, controlled by Getty Copper Inc.  Under the terms of the Memorandum, H.V.C. will have the right to earn an initial 51% interest in the selected Getty claims by spending an aggregate of $5 million by December 31, 2006.

The Phase II program is budgeted to include 2.0 km of additional IP in the Getty West target area to cover an end of a line anomaly and 4,500 meters of drilling in approximately 15 holes.  No significant mineralization was encountered during Phase I drilling.  All Phase II drill targets are based on favorable geology/alteration/mineralization combined with geophysical IP anomalies identified or confirmed during the Phase I work carried out by Teck-Cominco on behalf of Highland Valley Copper.  The majority of the drilling will be conducted in the Cinder Hill and North Valley areas in the Central and Western portion of the property.

Getty Copper Inc. also announces that no significant mineralization was encountered in the drilling program carried out by the company to test a possible extension of the Getty North Deposit.  The company has also completed a 3.0 km by 2.6 km, 57 line km grid located in the same structural corridor and immediately North of the Getty North Deposit.  A total Field Magnetic and Induced Polarization geophysical survey is underway and B-horizon soil geochemistry is being evaluated.  A drill program may be warranted upon proper evaluation of this data.

The company also wishes announce that the private placement announced May 6, 2004 did not close due to a halt in trading of Getty shares during the relevant period and will not be proceeding.

Dr. Vic A. Preto, President, CEO

For further information please contact:

GETTY COPPER INC.

Suite 550 - 999 W. Hastings St.  Vancouver, BC V6C 2W2

Phone: 604-682-2205   Fax: 604-682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE,

AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gettycopper.com

GTC (TSX Venture Exchange)

GETTY COPPER INC.

Trading Symbol  TSX:GTC

October 20, 2004

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The board of directors of Getty Copper Inc. wishes to announce that its officers have been changed to be as follows:

President – Dr. Jean Jacques Treyvaud
Secretary – John Parks
Chief Financial Officer – Don Willoughby

The board also reports that the Corporate Governance Committee has been reconstituted to consist of Dr. Jean Jacques Treyvaud, Brian Smith and Pat Raleigh .  In addition, the board has established an executive committee consisting of Dr. Jean Jacques Treyvaud, Don Willoughby, Pat Raleigh and John Lepinski.

The Company has been named as a respondent in a petition claiming oppression, amongst other things, commenced by Robert Blankstein in the Supreme  Court of British Columbia against the Company, Pat Raleigh, Don Willoughby, Dr. Jean Jacques Treyvaud and John Lepinski and has been advised by Mr. Blankstein that he intends to apply to the Court for leave to commence a derivative action in the name of the Company against John Lepinski and Robak Industries Inc. in connection with the agreement between the Company and Robak relating to the Getty South Property.

The Company has been advised that Robert Blankstein is requisitioning a meeting of shareholders for the purpose of removing Pat Raleigh, Don Willoughby, Dr. Jean Jacques Treyvaud and John Lepinski as directors and replacing them with independent directors.

Legal advice is being sought with respect to these matters.

For further information please contact:
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-931-3231          Fax:  604-931-2814

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE

GETTY COPPER INC.

Trading Symbol  TSX:GTC

November 16, 2004

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty Copper Inc. (“the Company”) is pleased to announce that the litigation in the Supreme Court of British Columbia commenced against The Company, and some of its directors, namely Pat J. Raleigh, Don Willoughby, Dr. Jean-Jacques Treyvaud and John Lepinski was discontinued by the Petitioner, Robert Blankstein on November 12, 2004.  The Discontinuance was announced as cross examination of Mr. Blankstein on his affidavit was about to resume. The cross examination of Mr. Blanskstein commenced on November 1, 2004, after Mr. Lepinski delivered a motion to strike out the proceeding as an abuse of process.

Mr. Lepinski had also delivered a motion to cross-examine Mr. Ross Glanville on his affidavit sworn October 26, 2004 in Mr. Blankstein’s proceedings, alleging that Mr. Glanville had made prior statements that were inconsistent with statements in his affidavit. The motion was opposed. The abrupt discontinuance of Mr. Blankstein’s Petition will prevent Mr. Lepinski from pursuing cross-examination of Mr. Glanville in these proceedings.

 In its news release dated October 20, 2004, the Company announced that Mr. Blankstein was also requisitioning a meeting of shareholders for the purpose of removing Messrs. Raleigh, Willoughby, Treyvaud and Lepinski as directors and replacing them with independent directors. Based upon legal advice, the Company has responded to Mr. Blankstein that the notice was invalid, as Mr. Blankstein had not complied with the provision of the Canada Business Corporations Act.

Further to the Company’s July 6, 2004 news release, the Company has received a letter from counsel for Robak Industries Ltd. (“Robak”) concerning Robak’s view of the proper interpretation the Mineral Property Interest Sale Agreement  (“MPISA”) dated for reference November 8th, 2002 and in particular section 2.4 thereof (the “Carried Interest Provision”). The letter reads in part:

In short, the Carried Interest Provision was never supposed to have the meaning or consequences that have been attributed to it.  Robak, as a major shareholder of Getty, did not intend to impose terms on Getty that might inhibit Getty from developing the Getty South property in tandem with the Getty North property, which would or may add value to Robak’s shareholdings. The interests of Getty and Robak in the development of the Getty South property are inseparable since each owns 50% of the property and the MPISA vests Getty with total control over the discretion to put the property into commercial production.

So that there is no misunderstanding, Getty was to recoup both 100% of the costs of placing the Getty South claims into production, a reasonable charge related to the establishment of milling and beneficiating facilities which are used by Getty for ores from other claims in the area as well as interest at the prime lending rate.  20% of production revenue was to be set aside to be split 50/50 between Getty and Robak. Robak only expected to obtain a 1.5% net smelter return.

Robak does not wish to discourage Getty from proceeding with the development of the Getty South property at the appropriate time. Robak wishes Getty to proceed without any hesitation or concern as to the economic justification for doing so. Robak is, and always would have been, prepared to consent to a formal amendment of the Agreement to better articulate the intentions of the parties and quiet any possible disputes in the future over the proper meaning of the clause in question.

The Company has resolved to obtain further independent legal advice relating to the MPISA and the transaction approved by the Company’s disinterested shareholders by which the Company acquired, inter alia, a 50% interest in the Getty South Property from Robak Industries Ltd.

The Company also announces that John B. Lepinski has been appointed Managing Director. On November 2, 2004 Brian Smith resigned from the Company’s Governance Committee and the Company granted 100,000 employee incentive options expiring Nov. 18, 2008, said options having the regulatory 4-month hold period.

For further information please contact:

John Parks, Secretary

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC V3K 3P1

Phone: 604-931-3231      Fax: 604-931-2814

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.